Exhibit (a)(3)

Letter to Shareholders

July 28, 2010

RE: Get cash now from your Corporate Properties Associates 14 Incorporated investment.

Dear Investor,

Now you can sell your Corporate Properties Associates 14 Incorporated shares directly without transaction costs and regain control of your money. Right now, Series B (CPA 14) of Tender Investors, LLC, a Delaware series limited liability company will pay you $6.00 per Share. Move the money into a more liquid investment, pay off bills, or treat yourself to a vacation. It's your money. Use it any way you want. This offer expires on October 8, 2010, so you must act soon if you want to sell via this offer.

Why take advantage of this opportunity today?

•      Guarantee your cash now.  Sell today and ensure you get your money out from this security.

•      Avoid Transaction Expenses/Commissions. By selling directly via this tender offer you can sell all your shares without any third party transaction expenses [1] at a known price by simply signing the attached Assignment Form!

It's your money. Now you can cash out.

If you act today, we will mail your check no later than three business days after the close of the offer and our acceptance of the shares you tender.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (602) 331-0721 or email us at offer@tendermanagerllc.com.

Sincerely,

Brent Donaldson

Arnold Brown

For Tender Investors Manager, LLC

P.S. Remember, this offer expires at 11:59 PM Eastern Time October 8, 2010 (unless extended). So don't delay. Fill out and mail in the Corporate Properties Associates 14 Incorporated Assignment Form today so we can rush you a check.

[1] Selling shareholders should confirm that their broker does not charge any fee for this type of direct sale